OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-31443
CUSIP NUMBER 419879101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HAWAIIAN HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

3375 Koapaka Street, Suite G-350
Address of Principal Executive Office (Street and Number)

Honolulu, HI 96819
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in a Form 8-K filed by the Registrant on March 15, 2006, the Registrant recently completed a refinancing of its term A and term B credit facilities.  The refinancing transactions imposed a significant burden on the Registrant’s accounting, financial and related personnel, thereby preventing the Registrant from fully applying those resources toward the timely completion of the work necessary to finalize Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). Although the Registrant has been working diligently to complete such work, additional time is required to finalize the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Richard A. Goldberg	(212)	698-8740
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 2, 2005, Hawaiian Airlines, Inc. (“Hawaiian”), the Registrant’s sole operating subsidiary, consummated its joint plan of reorganization and emerged from bankruptcy.  As previously disclosed in filings with the Securities and Exchange Commission, following Hawaiian’s bankruptcy filing, the Registrant deconsolidated Hawaiian effective April 1, 2003 and prospectively accounted for its ownership interest in Hawaiian using the cost method of accounting.  Therefore, the Registrant’s operating results during the period from April 1, 2003 through June 1, 2005, the day prior to the effective date of Hawaiian’s joint plan of reorganization, do not include Hawaiian’s operating results.  During this period, the Registrant generated no revenue and its operating expenses consisted almost entirely of legal and professional fees related to Hawaiian’s bankruptcy proceedings, consulting fees, legal fees for general corporate matters and insurance expenses.  Effective June 2, 2005, the Registrant reconsolidated Hawaiian in a transaction accounted for as a business combination, with the assets and liabilities of Hawaiian recorded in the Registrant’s consolidated financial statements at their fair values as of June 2, 2005 and the results of Hawaiian’s operations included in the Company’s results of operations from that date. As a result, there will be a significant change in the Registrant’s results of operations for the year ended December 31, 2005 as compared to the Registrant’s results of operations for the year ended December 31, 2004, during which time the Registrant was a holding company with no business operations or properties.

HAWAIIAN HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By:	/s/ Peter R. Ingram
Name: Peter R. Ingram
Title: Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.         This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Relations under the Securities Exchange Act of 1934.

2.         One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.         A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.         Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.         Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or supply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§ 232.13(b) of this chapter).